EXHIBIT 10.30

                               Aura Systems, Inc.
                                   Term Sheet


Instrument                     Unregistered newly issued common shares

Purchase Price                 $0.26 per share

Warrant Coverage               One three year warrant for every two shares
                               purchased to be priced at a 10% premium to the closing market price on day of funding.

Amount                         Up to $500,000

Use of Proceeds                Working capital

Closing                        By February 12, 2002

Registration Rights            To be included in Form S-3 filing awaiting
                               response to SEC comments

Documentation                  Company will provide fully executed common shares
                               and registration rights agreement, if not included in above S-3, by February 28,2002

Other Requirements             Visitation  rights  for Bruce Cowen at all Board
                               of Directors and Committee meetings and he will be provided copies of all materials provided to the Board

                               Anti-dilution protection for one year period related to this and December 2001 financings in that adjustment will be to lowest stock sale price from closing of this transaction

Fee To be paid in accordance with December 2001 consulting and success fee agreements



On behalf of Aura Systems, Inc.

         /s/__________________________ on this date_________________
         Zvi (Harry) Kurtzman

On behalf of Investors:                     Amount of participation $500,000

         /s/__________________________ on this date_________________
         Lancer Offshore, Inc.